UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

Tel: (405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Roger Clement
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 167,526 (1)
	8	Shared Voting Power 212,322,648 (1)(2)
	9	Sole Dispositive Power 167,526 (1)
	10	Shared Dispositive Power 212,322,648 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 212,490,174 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.3% (2)(3)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Mr. Clement’s beneficial ownership.
(2)

Such amount includes 212,322,648 total shares of Common Stock (as defined below) of which Roger Clement (the “Reporting Person”) may be deemed to be a beneficial owner as a result of his position as trustee or co-trustee of the Trusts (as defined below in Item 2). Please read Item 5 for an explanation of the beneficial ownership of the Trusts.

(3)

The percentages used herein are calculated based on 364,298,373 shares of Common Stock outstanding (the “Outstanding Shares”), which represents the 365,580,875 shares of Common Stock outstanding as of October 25, 2021, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021, adjusted for 1,282,502 shares of Common Stock since repurchased by the Issuer pursuant to the Issuer’s previously announced share repurchase program.

1	Name of Reporting Person Shelly Glenn Lambertz
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 157,228 (1)(2)
	8	Shared Voting Power 42,257,548 (1)(3)
	9	Sole Dispositive Power 157,228 (1)(2)
	10	Shared Dispositive Power 42,257,548 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,414,776 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.6% (4)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Ms. Lambertz’s beneficial ownership.
(2)

Such amount includes 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz. As of the filing of this Schedule 13D, Mr. Lambertz is a minor. Ms. Lambertz is the mother of Mr. Lambertz.

(3)	Such amount includes 2,300 shares of Common Stock indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse.
(4)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Harold Thomas Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 84,387 (1)
	8	Shared Voting Power 42,595,413 (1)
	9	Sole Dispositive Power 84,387 (1)
	10	Shared Dispositive Power 42,595,413 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,679,800 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Mr. Hamm’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Hilary Honor Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 42,328,937 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,328,937 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,328,937 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.6% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Ms. Hamm’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jane Elizabeth Hamm Lerum
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 42,547,637 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,547,637 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,547,637 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Ms. Lerum’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Deana Ann Cunningham
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 85,258 (1)
	8	Shared Voting Power 42,595,413 (1)
	9	Sole Dispositive Power 85,258 (1)
	10	Shared Dispositive Power 42,595,413 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,680,671 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.7% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Ms. Cunningham’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jackson Alexander White
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,888 (1)(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,888 (1)(2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (2)(3)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the Transaction (as defined in Item 3), which resulted in Mr. White’s beneficial ownership.
(2)

Mr. White is a member of a Section 13(d) group as defined under Section 13(d) of the Act. Due to his status as a Section 13(d) group member, he is required to disclose beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13D.

(3)	The percentages used herein are calculated based on the Outstanding Shares.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is being filed jointly, pursuant to a Joint Filing Agreement, dated February 7, 2022, attached hereto as Exhibit 1, by the individuals (in their individual capacity and/or as trustee or co-trustee of certain trusts) listed in Item 2 below (each, a “Reporting Person” and collectively, the “Reporting Persons”) who may be deemed to beneficially own the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 N. Broadway, Oklahoma City, Oklahoma, 73102.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following Reporting Persons:

(i)	Roger Clement,

(ii)	Shelly Glenn Lambertz,

(iii)	Harold Thomas Hamm,

(iv)	Hilary Honor Hamm,

(v)	Jane Elizabeth Hamm Lerum,

(vi)	Deana Ann Cunningham and

(vii)	Jackson Alexander White

(each of Item 2(a)(ii) – (vii) hereof a “Hamm Family Member,” and collectively, the “Hamm Family Members”)

(b)	The business address of Shelly Glenn Lambertz is:

c/o Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

The business address of each Reporting Person other than Ms. Lambertz is:

c/o Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

(c) Roger Clement is a self-employed Certified Public Accountant. He is trustee of the Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust and co-trustee of the 2015 Shelly Glenn Lambertz Trust I, 2015 Shelly Glenn Lambertz Trust II, 2015 Deana Ann Cunningham Trust I, 2015 Deana Ann Cunningham Trust II, 2015 Harold Thomas Hamm Trust I, 2015 Harold Thomas Hamm Trust II, 2015 Hilary Hamm Trust I, 2015 Hilary Hamm Trust II, 2015 Jane Hamm Lerum Trust I and 2015 Jane Hamm Lerum Trust II (collectively, the “Trusts”). Mr. Clement bears no familial relationship to Harold G. Hamm.

Shelly Glenn Lambertz is Executive Vice President, Chief Culture and Administrative Officer and a director of the Issuer. She is (i) trustee of the Shelly Glenn Lambertz Succession Trust and (ii) co-trustee and primary beneficiary of each of the 2015 Shelly Glenn Lambertz Trust I and 2015 Shelly Glenn Lambertz Trust II. Ms. Lambertz is a daughter of Harold G. Hamm, and she is the mother of and custodian for Zachary Richard Lambertz, who is a grandson of Harold G. Hamm.

Harold Thomas Hamm is a self-employed business owner. He is (i) trustee of the Harold Thomas Hamm Succession Trust and (ii) co-trustee and primary beneficiary of the 2015 Harold Thomas Hamm Trust I and 2015 Harold Thomas Hamm Trust II. Mr. Hamm is a son of Harold G. Hamm.

Hilary Honor Hamm is a non-profit manager at Concordia. She is (i) co-trustee and primary beneficiary of the 2015 Hilary Hamm Trust I and 2015 Hilary Hamm Trust II and (ii) sole beneficiary of the Hilary Hamm 2005 Irrevocable Trust. Ms. Hamm is a daughter of Harold G. Hamm.

Jane Elizabeth Hamm Lerum is a self-employed business owner. She is (i) co-trustee and primary beneficiary of the 2015 Jane Hamm Lerum Trust I and 2015 Jane Hamm Lerum Trust II and (ii) sole beneficiary of the Jane Elizabeth Hamm 2005 Irrevocable Trust. Ms. Lerum is a daughter of Harold G. Hamm.

Deana Ann Cunningham is a self-employed artist. She is (i) trustee of the Deana Ann Cunningham Succession Trust and (ii) co-trustee and primary beneficiary of the 2015 Deana Ann Cunningham Trust I and 2015 Deana Ann Cunningham Trust II. Ms. Cunningham is a daughter of Harold G. Hamm.

Jackson Alexander White is a college student, data science intern and a grandson of Harold G. Hamm.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, has any of the Reporting Persons been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Dividend and Dissolution Agreement, dated February 7, 2022 (the “Dividend Agreement”), by and among the members of Harold Hamm Family LLC, an Oklahoma limited liability company (“HHF”), on February 7, 2022, all shares of Common Stock owned by HHF were distributed by HHF by way of a pro rata dividend to its members (the “Transaction”).

Item 4.	Purpose of Transaction.

The Reporting Persons entered into the Transaction for estate planning purposes.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers, including, in each case, pursuant to a trading plan under Rule 10b5-1.

As of the date of this Schedule 13D and except as disclosed herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) All percentages in this Item 5(a) and (b) are calculated based on the Outstanding Shares. As of the date of this Schedule 13D:

The Reporting Persons as Section 13(d) group may be deemed to beneficially own an aggregate of 212,818,935 shares of Common Stock as a result of their beneficial ownership. This aggregate amount represents approximately 58.4% of the total shares of the Issuer’s common stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Roger Clement beneficially owns 212,490,174 shares of Common Stock, or 58.3% of the outstanding shares of Common Stock.

Shelly Glenn Lambertz beneficially owns 42,414,776 shares of Common Stock, or 11.6% of the outstanding shares of Common Stock, which amount includes (i) 2,300 shares of Common Stock, indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse and (ii) 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz.

Harold Thomas Hamm beneficially owns 42,679,800 shares of Common Stock, or 11.7% of the outstanding shares of Common Stock.

Hilary Honor Hamm beneficially owns 42,328,937 shares of Common Stock, or 11.6% of the outstanding shares of Common Stock.

Jane Elizabeth Hamm Lerum beneficially owns 42,547,637 shares of Common Stock, or 11.7% of the outstanding shares of Common Stock.

Deana Ann Cunningham beneficially owns 42,680,671 shares of Common Stock, or 11.7% of the outstanding shares of Common Stock.

Jackson Alexander White beneficially owns 1,888 shares of Common Stock, or 0.0% of the outstanding shares of Common Stock.

(b)

Roger Clement has sole voting and dispositive power with respect to 167,526 shares of Common Stock in his capacity as sole and independent trustee of the Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust.

Shelly Glenn Lambertz has sole voting and dispositive power with respect to 157,228 shares of Common Stock, including (i) the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Shelly Glenn Lambertz Succession Trust, (ii) the 71,682 shares of Common Stock she owns directly, which includes (A) 3,038 shares of restricted Common Stock which vest on February 15, 2022, (B) 16,971 shares of restricted Common Stock which vest on February 15, 2023 and (C) 25,582 shares of restricted Common Stock which vest on February 15, 2024 and (iii) the 1,888 shares of Common Stock held in a custodial account, which Ms. Lambertz manages as custodian for Zachary Richard Lambertz. Shelly Glenn Lambertz also shares voting and dispositive power with her spouse over 2,300 shares of Common Stock she indirectly owns through her spouse.

Roger Clement shares voting and dispositive power with Shelly Glenn Lambertz, as co-trustee, to direct the voting and disposition of the 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I and the 36,874,687 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II.

Harold Thomas Hamm has sole voting and dispositive power with respect to 84,387 shares of Common Stock in his capacity as trustee of the Harold Thomas Hamm Succession Trust.

Roger Clement shares voting and dispositive power with Harold Thomas Hamm, as co-trustee, to direct the voting and disposition of the 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I and the 37,214,852 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust II.

Roger Clement shares voting and dispositive power with Hilary Honor Hamm, as co-trustee, to direct the voting and disposition of the 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I and the 36,821,173 shares of Common Stock held by the 2015 Hilary Hamm Trust II.

Roger Clement shares voting and dispositive power with Jane Elizabeth Hamm Lerum, as co-trustee, to direct the voting and disposition of the 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I and the 37,039,873 shares held by the 2015 Jane Hamm Lerum Trust II.

Deana Ann Cunningham has sole voting and dispositive power with respect to 85,258 shares of Common Stock, including the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Deana Ann Cunningham Succession Trust and the 1,600 shares of Common Stock she owns directly.

Roger Clement shares voting and dispositive power with Deana Ann Cunningham, as co-trustee, to direct the voting and disposition of the 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I and the 37,214,852 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust II.

Jackson Alexander White has sole voting and dispositive power with respect to the 1,888 shares of Common Stock he owns directly.

(c) On February 7, 2022 pursuant to the Transaction, shares of Common Stock were distributed in the following manner:

The Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust each received 83,763 shares of Common Stock.

The 2015 Shelly Glenn Lambertz Trust I, 2015 Deana Ann Cunningham Trust I and 2015 Harold Thomas Hamm Trust I each received 5,380,561 shares of Common Stock.

The 2015 Shelly Glenn Lambertz Trust II and 2015 Deana Ann Cunningham Trust II each received 36,695,904 shares of Common Stock, and the 2015 Harold Thomas Hamm Trust II received 36,695,905 shares of Common Stock.

The 2015 Hilary Hamm Trust I and 2015 Jane Hamm Lerum Trust I each received 5,507,764 shares of Common Stock.

The 2015 Hilary Hamm Trust II and 2015 Jane Hamm Lerum Trust II each received 36,590,936 shares of Common Stock.

The Shelly Glenn Lambertz Succession Trust and Deana Ann Cunningham Succession Trust each received 83,658 shares of Common Stock.

The Harold Thomas Hamm Succession Trust received 84,387 shares of Common Stock.

Deana Ann Cunningham received 1,600 shares of Common Stock in her individual capacity.

Jackson Alexander White received 1,888 shares of Common Stock in his individual capacity.

Shelly Glenn Lambertz, as custodian for Zachary Richard Lambertz, received 1,888 shares of Common Stock in her individual capacity.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons has executed the Dividend Agreement, a copy of which is attached hereto as Exhibit 2.

In connection with the Dividend Agreement, each of the Hamm Family Members has executed that certain Shareholders’ Agreement, dated as of February 7, 2022 (the “Shareholders’ Agreement”), a copy of which is attached hereto as Exhibit 3. Pursuant to the Shareholders’ Agreement, the Hamm Family Members and certain trusts (the “Parties”) have agreed to certain obligations, including, among other things, (i) certain acquisitions and dispositions of shares of Common Stock held by the Parties require the approval of a majority of the trustees of the trusts party to the Shareholders’ Agreement, subject to certain exception, (ii) following the death of Harold G. Hamm, to vote their shares of Common Stock as directed by the Parties holding a majority of all shares of Common Stock and (iii) customary tag-along and drag-along rights.

The Shareholders’ Agreement may be amended or terminated upon the approval of Parties holding a majority of all shares of Common Stock.

The foregoing summary of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 3.

In his or her capacity as co-trustee of the 2015 Shelly Glenn Lambertz Trust II, each of Roger Clement and Shelly Glenn Lambertz has executed the First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Shelly Glenn Lambertz Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, under which the 2015 Shelly Glenn Lambertz Trust II has pledged its shares of Common Stock as collateral for an existing note that was previously used to acquire membership interests in HHF. A copy is attached hereto as Exhibit 4A.

In his capacity as co-trustee of the 2015 Harold Thomas Hamm Trust II, each of Roger Clement and Harold Thomas Hamm has executed the First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Harold Thomas Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, under which the 2015 Harold Thomas Hamm Trust II has pledged its shares of Common Stock as collateral for an existing note that was previously used to acquire membership interests in HHF. A copy is attached hereto as Exhibit 4B.

In his or her capacity as co-trustee of the 2015 Hilary Honor Hamm Trust II, each of Roger Clement and Hilary Honor Hamm has executed the First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Hilary Honor Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, under which the 2015 Hilary Honor Hamm Trust II has pledged its shares of Common Stock as collateral for an existing note that was previously used to acquire membership interests in HHF. A copy is attached hereto as Exhibit 4C.

In his or her capacity as co-trustee of the 2015 Jane Hamm Lerum Trust II, each of Roger Clement and Jane Elizabeth Hamm Lerum has executed the First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Jane Hamm Lerum Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, under which the 2015 Jane Hamm Lerum Trust II has pledged its shares of Common Stock as collateral for an existing note that was previously used to acquire membership interests in HHF. A copy is attached hereto as Exhibit 4D.

In his or her capacity as co-trustee of the 2015 Deana Ann Cunningham Trust II, each of Roger Clement and Deana Ann Cunningham has executed the First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Deana Ann Cunningham Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, under which the 2015 Deana Ann Cunningham Trust II has pledged its shares of Common Stock as collateral for an existing note that was previously used to acquire membership interests in HHF. A copy is attached hereto as Exhibit 4E.

Certain Reporting Persons have executed a Power of Attorney with respect to the filing of this Schedule 13D and any amendment thereto, copies of which are attached hereto as Exhibits 5A-5G.

Other than as described elsewhere in this Schedule 13D, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

1	Joint Filing Agreement, dated February 7, 2022

2	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the members of Harold Hamm Family LLC

3	Shareholders’ Agreement, dated February 7, 2022, by and among the Hamm Family Members

4A	First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Shelly Glenn Lambertz Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

4B	First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Harold Thomas Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

4C	First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Hilary Honor Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

4D	First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Jane Hamm Lerum Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

4E	First Amendment, dated as of February 7, 2022, to the Security Agreement, dated July 1, 2020, by and between the Trustees of the 2015 Deana Ann Cunningham Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

5A	Power of Attorney for Roger Clement regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5B	Power of Attorney for Shelly Glenn Lambertz regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5C	Power of Attorney for Harold Thomas Hamm regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5D	Power of Attorney for Hilary Honor Hamm regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5E	Power of Attorney for Jane Elizabeth Hamm Lerum regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5F	Power of Attorney for Deana Ann Cunningham regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

5G	Power of Attorney for Jackson Alexander White regarding filings under Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 9, 2022

* /s/ Debra Richards

    Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

By:	*
Jane Elizabeth Hamm Lerum, individually

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

By:	*
Hilary Honor Hamm, individually

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, individually

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

By:	*
Harold Thomas Hamm, individually

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Deana Ann Cunningham, Individually

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

By:	*
Jackson Alexander White, individually